UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT

SEMIANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Semiannual Period Ended June 30, 2026

GROUNDFLOOR LOANS 2, LLC

(Exact name of registrant as specified in its charter)

Commission File Number: 024-12406

Delaware	93-4112356
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1201 Peachtree St. NE, Suite 1104-400 Atlanta, GA (Address of principal executive offices)	30361 (Zip Code)

(404) 850-9225
Registrant’s telephone number, including area code

COMMON SHARES
(Title of each class of securities issued pursuant to Regulation A)

Groundfloor LOANS 2, LLC.

form 1-SA

Semiannual Period Ending June 30, 2026

October 2, 2026

DESCRIPTION OF THE COMPANY’S BUSINESS

We incorporate by reference the section titled “Description of the Company’s Business,” filed on Form 1-A dated July 30, 2025 and qualified September 10, 2025. Please see this filing on EDGAR.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes thereto contained in this Semi-annual Report on Form 1-SA (“Semi-annual Report”). The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results may differ materially from such statements.

Overview

Groundfloor Loans 2 LLC (the “Company”) is a Delaware limited liability company formed to invest in and manage a diversified portfolio of commercial real estate assets. We will invest in secured commercial real estate loans (each, a “Loan”) that have been originated through the Groundfloor Platform, each corresponding to a real estate development project (each, a “Project”) financed by such Loan. The borrower for each Project is a legal entity (the “Borrower”) that owns the underlying property and has been organized by one or more individuals (each, a “Principal”) that own and operate the Borrower.

We are managed by Groundfloor Advisors, LLC (our “Manager”), a wholly owned subsidiary of our Sponsor, Groundfloor Finance Inc. (our “Sponsor”).

Our Sponsor owns and operates an online investment platform https://www.groundfloor.com (the “Groundfloor Platform”) that allows investors to hold interests in real estate opportunities that may have been historically difficult to access for some investors. Through the Groundfloor Platform, investors can browse and screen real estate investments, view details of an investment and sign legal documents online.

Our Manager will enter into a shared services agreement with our Sponsor, effective upon the commencement of this Offering. Pursuant to this agreement, our Manager will be provided with access to, among other things, our Sponsor’s underwriting and loan origination services through the Groundfloor Platform as well as administration services addressing legal, compliance, investor relations and information technologies necessary for the performance by our Manager of its duties under the operating agreement in exchange for a fee representing our Manager’s allocable cost for these services. The fee paid by our Manager pursuant to the shared services agreement will not constitute a reimbursable expense under our operating agreement. However, under the shared services agreement, our Sponsor will be entitled to receive reimbursement of expenses incurred on behalf of us or our Manager that we are required to pay to our Manager under our operating agreement.

Offering Results

We have offered up to $75.0 million in our common shares in our Offering. As of December 31, 2025 and 2024, we had raised total gross offering proceeds of approximately $41,400,000 and $5,000, respectively, from settled subscriptions (including the $5,000 received from our Sponsor), and had settled subscriptions in our Offering for an aggregate of approximately 36,730,000 of our common shares, at a par value of $1.00 per common share.

Distributions

To qualify as a REIT, and maintain our qualification as a REIT, we will be required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and pay distributions on a quarterly or other periodic basis. We have not established a minimum distribution level.

While we are under no obligation to do so, we expect in the future to declare and pay distributions monthly or quarterly in arrears; however, our Manager may declare other periodic distributions as circumstances dictate. In order that investors may generally begin receiving distributions immediately upon our acceptance of their subscription, we expect to authorize and declare distributions based on daily record dates. However, there may also be times when our Manager elects to reduce our rate of distributions in order to preserve or build up a higher level of liquidity at the Company level.

Our distributions will generally constitute a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a shareholder’s adjusted tax basis in the shareholder’s shares, and to the extent that it exceeds the shareholder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares.

Critical Accounting Policies

Our accounting policies have been established to conform with U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting periods. Management believes that we have made these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the financial statements.

We believe the following accounting estimates are the most critical to aid in fully understanding our reported financial results, and they require our most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain.

Allowance for Current Expected Credit Losses

The Company records an allowance for current expected credit losses in accordance with the current expected credit loss (“CECL”) Standard on the loan portfolio on a collective basis by assets with similar risk characteristics. Where assets cannot be classified with other assets due to dissimilar risk characteristics, the Company assessed these assets on an individual basis.

The CECL Standard requires an entity to consider historical loss experience, current conditions, and a reasonable and supportable forecast of the economic environment. The Company utilizes a loss-rate approach for estimating current expected credit losses. In accordance with the loss-rate method, an adjusted historical loss rate is applied to the amortized cost of an asset or pool of assets at the balance sheet date.

In determining the CECL allowance, we considered various factors including (i) historical loss experience in our portfolio (ii) current performance of the U.S. residential housing market, (iii) future expectations of the U.S. residential housing market, and (iv) future expectations of short-term macroeconomic environment. Management estimates the allowance for CECL using relevant information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. We utilize a reasonable and supportable forecast period of 12 months. The allowance for CECL is maintained at a level sufficient to provide for expected credit losses over the life of the loans based on evaluating historical credit loss experience and making adjustments to historical loss information applied to the current loan portfolio. Refer to Note 4 of the financial statements for further information regarding the CECL allowance.

The Company made an accounting policy election to exclude “Interest receivable” from the amortized cost basis of loans in determining the CECL allowance, as any uncollected accrued interest receivable is written off in a timely manner.

In July 2025, the FASB issued FASB Accounting Standards Update (“ASU”) 2025-05 Financial instruments – Credit Losses (Topic 326) Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”), which provides a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset. The ASU also allows entities to make an accounting policy election to consider cash collection activity after the balance sheet date when estimating current expected credit losses. The ASU is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, and early adoption is permitted. The Company is currently evaluating the impact of this standard on its financial statements and has not yet adopted it.

Fair Value Option

The Company uses valuation techniques that are consistent with the market approach, the income approach, and/or the cost approach to measure assets and liabilities that are measured at fair value. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In that regard, accounting standards establish a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

The Company elected the fair value option to account for our Investment in loans receivable, at fair value. As a result of this election, our Loans to Developers, at fair value are carried at fair value on a recurring basis. Refer to Note 3 of the financial statements for further information regarding fair value measurements.

Recent Accounting Pronouncements

The Financial Accounting Standards Board has released several Accounting Standards Updates (each an “ASU”) that may have an impact on our financial statements. We are currently evaluating the impact of the various ASUs on our financial statements and determining our plan for adoption.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a) (2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective date.

Sources of Operating Revenues and Cash Flows

The Company was formed on October 22, 2024 and substantially commenced operations on September 10, 2025. Our management is not aware of any material trends or uncertainties, favorable or unfavorable, other than economic conditions affecting the commercial and residential real estate industry and real estate generally, which may be reasonably anticipated to have a material impact on the capital resources and the revenue or income to be derived from the operation of our assets.

The financial statements included in this Semi-annual Report have been prepared assuming that the Company will continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result should the Company be unable to continue as a going concern.

We primarily generate revenues from interest on our investments in real estate loan receivables and for income to primarily be derived through the difference between revenue and the cost at which we are able to operate.

Results of Operations

	For the six months ended
	June 30, 2026	June 30, 2025
Revenue:
Interest income	$1,065,520	$-
Total revenue	1,065,520	-
Operating expenses:
General and administrative	1,010,123	-
Current expected credit loss	10,010	-
Total operating expenses	1,020,133	-
Income from operations	45,387	-
Other expense:
Loss from fair value adjustments	(267,642)	-
Total other expense	(267,642)	-
Net loss	$(222,255)	$-

For the six months ended June 30, 2026, we had total net losses of $222,255.

Revenue

Interest Revenue

For the six months ended June 30, 2026, we earned interest revenue of $1,065,520 from our investments in real estate loans and notes receivable. The increase in interest revenue is attributable to the commencement of operations in September 2025.

Expenses

General and Administrative

For the six months ended June 30, 2026, we incurred general and administrative expenses of $1,010,123, which includes legal fees, auditing and professional fees, bank fees, current expected credit loss reserve, and other expenses associated with operating our business.

Liquidity and Capital Resources

The Company had net losses of $222,255 for the six months ended June 30, 2026.

We require capital to fund our investment activities and operating expenses. Our capital sources may include net proceeds from our Offering, cash flow from operations, and net proceeds from asset repayments and sales.

We are dependent upon the net proceeds from our investments in real estate loan receivables and management fees to conduct our operations. We obtain the capital required to purchase and originate real estate-related investments and conduct our operations from the proceeds of the issuance of our common shares and from any undistributed funds from our operations. As of June 30, 2026, we had deployed approximately $25.6 million invested across 58 loans receivable and had approximately $779,000 in cash.

	For the six months ended
	June 30, 2026	June 30, 2025
Operating activities	$615,158	$-
Investing activities	11,662,180	-
Financing activities	(12,244,000)	-
Net increase in cash	$33,338	$-

Net cash flows from operating activities for the six months ended June 30, 2026 was $0.6 million. Net cash from operating activities is primarily driven by changes in receivables and payables with our Sponsor.

Net cash flows from investing activities for the six months ended June 30, 2026 was $11.7 million. Net cash from investing activities primarily represents purchases of investments in real estate loans receivable and real estate backed note receivable, offset by the repayment of such investments.

Net cash flows used in financing activities for the six months ended June 30, 2026 was $12.2 million. Net cash used in financing activities primarily represents proceeds from the issuance of common shares to investors, offset by repayments to investors.

We currently have no outstanding debt and have not received a commitment from any lender to provide us with financing.

In addition to making investments in accordance with our investment objectives, we expect to use our capital resources to make certain payments to our Manager. During our organization and offering stage, these payments will include payments for reimbursement of certain organization and offering expenses. During our acquisition stage, we expect to make payments to our Manager in connection with the selection and origination or purchase of investments, the management of our assets and costs incurred by our Manager in providing services to us.

We intend to elect to be taxed as a REIT commencing with our taxable year ending December 31, 2026. To maintain our qualification as a REIT, we will be required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain). Our Manager may authorize distributions in excess of those required for us to maintain REIT status depending on our financial condition and such other factors as our Manager deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and pay distributions on a quarterly or other periodic basis. We have not established a minimum distribution level.

Trends and Key Factors Affecting Our Performance

The Company substantially commenced operations on September 10, 2025.

In 2023, the Federal Reserve raised interest rates to combat the record high inflation experienced in 2022. As interest rates rose, the economy began to slow down and liquidity was withdrawn from the economy through monetary policy which resulted in asset values across nearly all sectors seeing a decline in value. In 2024, the Federal Reserve begun lowering interest rates; however, interest rates remain high compared to historical rates.

Risks related to interest rate hikes and regulatory uncertainty could adversely affect growth and the values of our real estate investments. In the event market fundamentals deteriorate, our real estate portfolio or the collateral security in any loan investment we make may be impaired as a result of lower occupancy, lower rental rates, and/or declining values. Further, these circumstances may materially impact the cost and availability of credit to borrowers, hampering the ability of our Manager to acquire new loans or investments with attractive risk/reward opportunities.

We are encouraged by our focus on commercial real estate loans where we anticipate continued demand growth and expect to be more stable than most other assets.

Over the short term, management remains cautiously optimistic about the opportunity to acquire loans and investments offering attractive risk-adjusted returns in our targeted investment markets. However, we recognize disruptions in financial markets can occur at any time. By targeting modest or no leverage and short target investment durations, we believe we will remain well positioned, as compared to our competitors, in the event current market dynamics deteriorate.

Off-Balance Sheet Arrangements

As of June 30, 2026 and December 31, 2025, we had no off-balance sheet arrangements.

Related Party Arrangements

For further information regarding “Related Party Arrangements,” please see Note 5, Related Party Arrangements in our financial statements.

GROUNDFLOOR LOANS 2, LLC

Financial Statements

As of June 30, 2026 and December 31, 2025

and for the six-month periods ended June 30, 2026 and 2025

Groundfloor Loans 2, LLC

Balance Sheets (unaudited)

	June 30,	December 31,
	2026	2025
Assets
Cash	$778,536	$745,198
Interest receivable	803,897	1,599,780
Investments in loans receivable, net of CECL allowance of $30,651 and $31,505	1,371,769	2,686,271
Investments in loans receivable, at fair value	5,327,143	11,729,273
Due from related party	373,965	-
Note receivable	17,740,467	22,334,000
Other real estate owned	375,144	-
Total assets	$26,770,921	$39,094,522

Liabilities
Due to related party	$-	$1,193,553
Due to sponsor	2,047,958	-
Distributions payable	33,447	745,198
Total liabilities	$2,081,405	$1,938,751

Member’s equity
Common shares net of redemptions; unlimited shares authorized; 26,546,578 and 36,729,962 shares issued and outstanding as of June 30, 2026 and December 31, 2025, respectively	$27,146,776	$36,584,962
Accumulated earnings	(2,457,260)	570,809
Total member’s equity	24,689,516	37,155,771
Total liabilities and member’s equity	$26,770,921	$39,094,522

See accompanying notes to financial statements.

Groundfloor Loans 2, LLC

Statements of Operations (unaudited)

	Six Months Ended June 30,
	2026	2025
Revenue:
Interest income	$1,065,520	$-
Total revenue	1,065,520	-
Operating expenses:
General and administrative	1,010,123	-
Current expected credit loss	10,010	-
Total operating expenses	1,020,133	-
Operating income	45,387
Other expense:
Loss from fair value adjustments	(267,642)
Total other expense	(267,642)	-
Net loss	$(222,255)	$-

See accompanying notes to financial statements.

Groundfloor Loans 2, LLC

Statements of Members’ Equity (unaudited)

	Common Shares		Accumulated earnings	Total Members’
	Shares	Amount	(deficit)	Equity
December 31, 2025	36,729,962	$36,584,962	$570,809	$37,155,771
Issuance of common shares	-	-	-	-
Distributions	-	-	(2,805,814)	(2,805,814)
Redemptions of common shares	(9,438,186)	(9,438,186)	-	(9,438,186)
Net income	-	-	(222,255)	(222,255)
June 30, 2026	27,291,776	$27,146,776	$(2,457,260)	$24,689,516

See accompanying notes to financial statements.

Groundfloor Loans 2, LLC

Statements of Cash Flows (unaudited)

	Six Months Ended June 30,
	2026	2025
Cash flows from operating activities
Net loss	$(222,255)	$-
Adjustments to reconcile net income to net cash flows provided by operating activities:
Current expected credit loss	854	-
Fair value adjustments	271,988	-
Change in operating assets and liabilities:
Increase in interest receivable	795,883	-
Increase in due from sponsor	2,047,957	-
Increase in due to related party	(1,567,518)	-
Change in distributions payable	(711,751)	-
Net cash flows provided by operating activities	615,158	-
Cash flows from investing activities
Repayment of real estate loans	7,046,431	-
Note receivable from Sponsor	4,593,534	-
Proceeds from sale of properties held for sale	22,215	-
Net cash flows provided by investing activities	11,662,180	-
Cash flows from financing activities
Proceeds from issuance of common shares, net of offering costs	-	5,000
Redemptions	(9,438,186)	-
Distributions	(2,805,814)	-
Net cash flows used in financing activities	(12,244,000)	5,000
Net increase in cash	33,338	5,000
Cash as of beginning of the year	745,198	-
Cash as of end of the year	$778,536	$5,000

	Six Months Ended June 30,
	2026	2025
Supplemental disclosure of noncash investing and financing activities:
Transfers of Loans receivable to Other real estate owned	$629,878	$-

See accompanying notes to financial statements.

Groundfloor Loans 2, LLC

Notes to the Financial Statements (unaudited)

1.	Formation and Organization

Groundfloor Loans 2, LLC (the “Company”) was formed on October 22, 2024, as a Delaware Limited Liability Company and substantially commenced operations on September 10, 2025.

The Company was organized primarily to invest in and manage a diversified portfolio of commercial real estate investments and other real estate-related assets. The Company may make its investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns.

Substantially all of the Company’s business will be externally managed by Groundfloor Advisors, LLC (the “Manager”), a Delaware limited liability company. Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

We believe we have operated in such a manner as to qualify as a real estate investment trust (“REIT”) for United States (“U.S.”) federal income tax purposes beginning with the year ended December 31, 2025.

The Company’s initial offering of its common shares (the “Offering”) was conducted as a direct public offering on a “best efforts” basis in a Tier 2 Regulation A offering, for a period of six months from the date of commencement of this Offering after qualification or until the maximum amount is raised, whichever occurred earlier. A maximum of $75.0 million of the Company’s common shares may be sold to the public in its Offering, for an initial price of $1.00 per share. The Offering was qualified on September 10, 2025.

As of June 30, 2026 and December 31, 2025, the Company has net common shares outstanding of 27,291,776 and 36,729,962, respectively, including common shares to Groundfloor Finance Inc. (the “Sponsor”), the owner of the Manager, for an aggregate purchase price of $5,000.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements and related notes of the Company have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) and Article 8 of Regulation S-X of the rules and regulations of the SEC.

Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could materially differ from those estimates.

Due from (to) Related Party

Due from (to) related party consists of receivables and payables arising from repayment activity and other transactions with the related party.

Groundfloor Loans 2, LLC

Notes to the Financial Statements (unaudited)

Organizational and Offering Costs

Organizational and offering costs of the Company are initially being paid by the Manager on behalf of the Company. These organization and offering costs include all expenses to be paid by the Company in connection with the formation of the Company and the qualification of the Offering, and the marketing and distribution of shares, including, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. The Company anticipates that, pursuant to the Company’s amended and restated operating agreement (the “Operating Agreement”), the Company will be obligated to reimburse the Manager, or its affiliates, as applicable, for organization and offering costs paid by them on behalf of the Company.

Organizational costs are expensed as incurred. In 2025, the Company incurred $145,000 in offering costs, which are charged against equity.

Interest Receivable

“Interest receivable” represents interest income the Company is due to receive on the total outstanding principal balance of the loan portfolio as of the balance sheet dates. This balance is presented as its own line item, separate from “Investments in loans receivable, net of CECL allowance” and “Investments in loans receivable, at fair value”, on the Company’s balance sheets.

Investments in Loans Receivable, at Fair Value

“Investment in loans receivable” represent investments in loans related to real estate development projects for which real estate developers obtained financing through our Sponsor.

On January 1, 2025, the Company adopted the provisions of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 825-10 Financial instruments – Overall guidance on the fair value option for financial instruments, which permits companies to elect to measure certain financial instruments and certain other items at fair value. The standard requires that estimated unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. The Company applied the provisions of ASC 825-10 to Investment in loans to developers prospectively. Investments in loans receivable, at fair value are initially recorded at the fair value of the loan receivable which approximates amortized cost and the accrued interest on the loan receivable. The Company purchased accrued interest on the Investment in loans receivable at the time of investment. “Investments in loans receivable, at fair value” (approximated by amortized cost) were $5,327,143 and $11,729,273 as of June 30, 2026 and December 31, 2025, respectively.

Refer to “Note 3 – Fair value measurements” for details on the Company’s methods of recording these financial instruments at fair value.

Allowance for Current Expected Credit Losses

The Company applies FASB ASC 326, Financial Instruments – Credit Losses ("CECL") for recording instruments measured at amortized cost, including loan receivables and off-balance sheet credit exposures not accounted for as insurance (loan commitments, standby letters of credit, financial guarantees, and other similar instruments). In accordance with ASC 326, the Company records an allowance for current expected credit losses on the loan portfolio on a collective basis by assets with similar risk characteristics. Where assets cannot be classified with other assets due to dissimilar risk characteristics, the Company assessed these assets on an individual basis.

ASC 326 requires an entity to consider historical loss experience, current conditions, and a reasonable and supportable forecast of the economic environment.

The Company utilizes a loss-rate approach for estimating current expected credit losses. In accordance with the loss-rate method, an adjusted historical loss rate is applied to the amortized cost of an asset or pool of assets at the balance sheet date.

Groundfloor Loans 2, LLC

Notes to the Financial Statements (unaudited)

In assessing the CECL allowance, we considered various factors including (i) historical loss experience in our portfolio (ii) current performance of the U.S. residential housing market, (iii) future expectations of the U.S. residential housing market, and (iv) future expectations of a short-term macroeconomic environment. Management estimates the allowance for current expected credit losses using relevant information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. We utilize a reasonable and supportable forecast period of 12 months. The allowance for credit losses is maintained at a level sufficient to provide for current expected credit losses over the life of the loan based on evaluating historical credit loss experience and making adjustments to historical loss information applied to the current loan portfolio. The Company made an accounting policy election to exclude “Interest receivable” from the amortized cost basis of loans in determining the CECL allowance, as any uncollected interest receivable is written off in a timely manner. Refer to “Nonaccrual and Past Due Loans” within Note 4 below for a description of the Company’s policies established to write-off interest.

In July 2025, the FASB issued FASB Accounting Standards Update (“ASU”) 2025-05 Financial instruments – Credit Losses (Topic 326) Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”), which provides a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset. The ASU also allows entities to make an accounting policy election to consider cash collection activity after the balance sheet date when estimating current expected credit losses. The ASU is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, and early adoption is permitted. The Company is currently evaluating the impact of this standard on its financial statements and has not yet adopted it.

Refer to “Note 4 – Loans Receivable and Allowance for Expected Credit Losses” for further information regarding the CECL allowance and its calculation.

Other Real Estate Owned

Foreclosed assets acquired through or in lieu of loan foreclosure are held for sale and are initially recorded at fair value less estimated selling costs. Any write-down to fair value at the time of transfer to foreclosed assets is charged to the allowance for loan losses. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Costs of improvements are capitalized up to the fair value of the property, whereas costs relating to holding foreclosed assets and subsequent adjustments to the value are charged to operations. The other real estate owned balance is presented on the Company’s Condensed Balance Sheets and has a balance of $375,144 and $0 as of June 30, 2026, and December 31, 2025, respectively.

Income Taxes

The Company is taxed as a REIT under the Internal Revenue Code of 1986, as amended, and intends to operate as such, commencing with the taxable year ending December 31, 2025. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its members (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with U.S. GAAP). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying dividends to its members. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes in the accompanying financial statements during the six months ended June 30, 2026 and 2025. No gross deferred tax assets or liabilities have been recorded as of June 30, 2026 and December 31, 2025.

Accounting Pronouncements

Under Section 107 of the JOBS Act, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Groundfloor Loans 2, LLC

Notes to the Financial Statements (unaudited)

3.	Fair Value Measurements

The Company uses valuation techniques that are consistent with the market approach, the income approach, and/or the cost approach to measure assets and liabilities that are measured at fair value. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In that regard, accounting standards establish a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

Level 1—Financial assets and liabilities whose values are based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2—Financial assets and liabilities whose values are based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit risks, etc.) or inputs that are derived principally from or corroborated by market data by correlation or other means.

Level 3—Financial assets and liabilities whose values are based on inputs that are both unobservable and significant to the overall valuation.

We elected the fair value option to account for our Investments in loans receivable, at fair value. As a result of this election, our Investments in loans receivable, at fair value are carried at fair value on a recurring basis. The Company determines the fair value of the loans using several inputs, including market rates that similar or identical instruments have been sold to third party market participants by the Sponsor, as well as expected cash flows and historical repayment behavior. The carrying amounts of Investments in loans receivable, at fair value approximates their fair values due to their short-term nature. Therefore, Investments in loans receivable, at fair value are classified within Level 3 of the fair value hierarchy.

Investments in loans receivable, at fair value	June 30, 2026
Beginning balance	$11,729,273
Additions	-
Repayments	(6,367,007)
Adjustment to fair value recorded in earnings	(35,123)
Ending balance	$5,327,143

Investments in loans receivable, at fair value	December 31, 2025
Beginning balance	$-
Additions	12,097,381
Repayments	(363,763)
Adjustment to fair value recorded in earnings	(4,345)
Ending balance	$11,729,273

Groundfloor Loans 2, LLC

Notes to the Financial Statements (unaudited)

4.	Loans Receivable and Allowance for Current Expected Credit Losses

The Company is invested in secured real estate-related loans. Real estate loans include loans for unoccupied single family or multifamily renovations and new constructions costing between $2,000 and $200,000, with maturities ranging from twelve to twenty-four months.

The following table presents the carrying amount of “Investments in loans receivable, net of CECL allowance” by performance state as of June 30, 2026 and December 31, 2025.

	June 30,	December 31,
	2026	2025
Loan Performance State:
Current	$-	$91,150
Workout	722,047	1,492,462
Fundamental Default	680,373	1,134,164
Amortized Cost	$1,402,420	$2,717,776
Less: Allowance for loan losses	(30,651)	(31,505)
Carrying amount	$1,371,769	$2,686,271

Allowance for Loan Losses

In assessing the CECL allowance, we consider historical loss experience, current conditions, and a reasonable and supportable forecast of the microeconomic and macroeconomic environment. We derived an annual historical loss rate based on the Company’s historical loss experience in our portfolio and adjusted this rate to reflect our expectations of the future environment based on forecasted data points relative to our loan portfolio.

The following table presents analyses of the allowance for current expected credit losses for the six months ended June 30, 2026 and twelve months ended December 31, 2025.

Balance
Allowance for loan losses, December 31, 2025	$31,505
Loan allowance charged off	(8,239)
Provision for losses	10,010
Recoveries	(2,624)
Allowance for loan losses, June 30, 2026	$30,651

Year ended December 31, 2025
Allowance for loan losses, December 31, 2024	$-
Loan allowance charged off	-
Provision for losses	(31,505)
Recoveries	-
Allowance for loan losses, December 31, 2025	$(31,505)

Credit Quality Monitoring

The Company uses three performance states to better monitor the credit quality of outstanding loans. Outstanding loans are characterized as follows:

Current – This status indicates that no events of default have occurred, all payment obligations have been met or none are yet triggered.

Groundfloor Loans 2, LLC

Notes to the Financial Statements (unaudited)

Workout – This status indicates there has been one or more payment defaults on the Loan and the Company has negotiated a modification of the original terms that does not amount to a fundamental default.

Fundamental Default – This status indicates a loan has defaulted and there is a chance the Company will not be able to collect 100% of the principal amount of the loan.

All credit quality indicators were updated as of June 30, 2026.

The following table presents “Investment in loans receivable” carrying amount of our loan portfolio by credit quality indicator and vintage of origination as of June 30, 2026 and December 31, 2025:

	Year originated by Sponsor
	2024	2023	Total
Loan performance state:
Current	$-	$-	$-
Workout	705,915	16,132	722,047
Fundamental Default	476,491	203,882	680,373
Amortized Cost	$1,182,406	$220,014	$1,402,420
Less: Allowance for CECL			(30,651)
Carrying Amount as of June 30, 2026			$1,371,769

	Year originated by Sponsor
	2024	2023	Total
Loan performance state:
Current	$91,150	$-	$91,150
Workout	1,454,780	37,682	1,492,462
Fundamental Default	549,014	585,150	1,134,164
Amortized Cost	$2,094,944	$622,832	$2,717,776
Less: Allowance for CECL			(31,505)
Carrying Amount as of December 31, 2025			$2,686,271

Nonaccrual and Past Due Loans

A loan is placed on nonaccrual status when, in management’s judgment, the collection of the interest income is less than probable. Once a loan has been placed in nonaccrual status, it will stop accruing interest income. Once management determines the accrued interest receivable collection is doubtful, the accrued interest receivable is written off against interest income. Likewise, the corresponding accrued interest payable is written off against interest expense. Interest income on loans that are classified as nonaccrual is subsequently applied to principal until the loans are returned to accrual status. loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured. As of June 30, 2026 and December 31, 2025, the Company placed Loans of $2,010,083 and $1,049,526 recorded to investment in loans receivable, net of CECL allowance on nonaccrual status. The Company has written off $21,467 of interest receivable in the current period. The Company has $0 and $1,062,636 of Loans that are 90 days or more past due, but are not on nonaccrual status as of June 30, 2026 and December 31, 2025, respectively.

Groundfloor Loans 2, LLC

Notes to the Financial Statements (unaudited)

The following table presents an analysis of loans by aging schedule as of June 30, 2026 and December 31, 2025:

	Amortized Cost	Allowance for Current Expected Credit Losses	Loans receivable
Aging schedule:
Current	$-	$-	$-
Less than 90 days past due	-	-	-
More than 90 days past due	1,042,420	(30,651)	1,371,769
Total as of June 30, 2026	$1,042,420	$(30,651)	$1,371,769

	Amortized Cost	Allowance for Current Expected Credit Losses	Loans receivable
Aging schedule:
Current	$91,150	$(1,090)	$90,060
Less than 90 days past due	573,111	(3,959)	569,151
More than 90 days past due	2,053,515	(26,456)	2,027,060
Total as of December 31, 2025	$2,717,776	$(31,505)	$2,686,271

5.	Related Party Arrangements

Groundfloor Advisors, LLC, Manager

The Manager and its affiliates will receive fees and expense reimbursements for services relating to this offering and the investment and management of our assets. The Manager is a wholly owned subsidiary of the Sponsor.

The Manager will be reimbursed for organizational and offering expenses incurred in conjunction with our organization and the Offering, but the aggregate monthly amount reimbursed can never exceed 0.50% of the aggregate gross offering proceeds from this Offering. These organizational and offering expenses include all expenses paid by the Manager and to be reimbursed by us in connection with the formation of the Company and the qualification of the Offering, and the marketing and distribution of shares, including, without limitation, expenses for printing, engraving and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. See Note 2 – “Summary of Significant Accounting Policies – Organizational and Offering Costs”.

The Company will pay the Manager an asset management fee of 0.5%, applied to every investor distribution. Our Manager may, in its sole discretion, waive its asset management fee, in whole or in part. For the six months ended June 30, 2026 and 2025, we incurred management fees of $42,789 and $0, respectively.

The Company will reimburse the Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets. The Manager will determine, in its sole discretion, whether an asset is non-performing.

Groundfloor Loans 2, LLC

Notes to the Financial Statements (unaudited)

Groundfloor Credit LLC

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, and in order to comply with certain state lending requirements, Groundfloor Credit, LLC, an affiliate of our Sponsor, or its affiliates may close and fund a Loan or other investment prior to it being acquired by us. The ability to warehouse investments allows us the flexibility to deploy our offering proceeds as funds are raised. We then will acquire such investment at a price equal to the fair market value of the loan or other investment (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of our acquisition.

Groundfloor Yield LLC

During 2025, the Company purchased a real estate backed note receivable from Groundfloor Yield, LLC (“GFY”), a wholly owned subsidiary of the Sponsor. The note bears a variable interest rate, benchmarked to performance of specific real estate loans GFY has an interest in. As of June 30, 2026, the Company had $17,740,467 outstanding on this note receivable and interest receivable of $112,476. For the six months ended June 30, 2026, the Company recognized interest income of $844,998. There were no repayments as of June 30, 2026.

Groundfloor Finance Inc., Member and Sponsor

Groundfloor Finance Inc. owns and operates an online investment platform https://www.groundfloor.com (the “Groundfloor Platform”) that allows investors to invest in interests in real estate opportunities that may have been historically difficult to access for some investors. Groundfloor Finance Inc. holds 5,000 shares as of both June 30, 2026 and December 31, 2025.

Executive Officers of Our Manager

As of the date these financial statements are issued, the executive officers of our Manager and their positions and offices are as follows:

Name	Position
Nick Bhargava	Chief Executive Officer

6.	Economic Dependency

Under various agreements, the Company has engaged or will engage Groundfloor Advisors, LLC and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon Groundfloor Advisors, LLC and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

7.	Commitments and Contingencies

Legal Proceedings

As of the date of the financial statements, we are not currently named as a defendant in any active or pending litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any current litigation that we assess as being material to the financial statements.

8.	Subsequent Events

In connection with the preparation of the accompanying financial statements, we have evaluated events and transactions occurring through October 2, 2026, the date at which the financial statements were available to be issued. No subsequent events have occurred that require disclosure in the financial statements.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on October 2, 2026

GROUNDFLOOR ADVISORS, LLC for GROUNDFLOOR LOANS 2 LLC

By:	/s/ Nick Bhargava
Name:	Nick Bhargava
Title:	Chief Executive Officer

This report has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Nick Bhargava	Chief Executive Officer of Groundfloor Advisors, LLC (Principal Executive and Accounting Officer)	October 2, 2026
Nick Bhargava

*By:	/s/ Nick Bhargava
Nick Bhargava
Attorney-in-fact